Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Location
RRE Opportunity Holdings, LLC	Wilmington, DE
Resource Real Estage Opportunity OP,LP	Wilmington, DE
RRE 107th Avenue Holdings, LLC (107th Avenue)	Omaha, NE
RRE Westhollow Holdings, LLC (Westhollow)	Houston, TX
RRE Crestwood Holdings, LLC (Crestwood)	Birmingham, AL
RRE Iroquois, LP (Iroquois)	Philadelphia, PA
RRE Iroquois Holdings, LLC	Wilmington, DE
RRE Campus Club Holdings, LLC (Campus Club)	Tampa, FL
RRE Heatherwood Holdings, LLC (Heatherwood)	Inkster, MI
RRE Bristol Holdings, LLC (Bristol)	Houston, TX
RRE Cannery Holdings, LLC (Cannery)	Dayton, OH
RRE Williamsburg Holdings, LLC (Williamsburg)	Cincinnati, OH
RRE Skyview Holdings, LLC (Skyview)	Harris County, TX
RRE Park Forest Holdings, LLC (Park Forest)	Oklahoma City, OK
RRE Foxwood Holdings, LLC (Foxwood)	Memphis, TN
RRE Flagstone Holdings, LLC (Flagstone)	Houston, TX